Exhibit 3.

Minimum Amount of Required Bond

VIRTUS MUTUAL FUNDS

August 31, 2012

Fund	Trust Size	Req. Bond Current
Virtus Equity Trust	2,348,670,794	1,700,000
Virtus Insight Trust	7,396,883,354	3,700,000	*
Virtus Opportunities Trust	15,020,699,983	6,900,000	*
Virtus Variable Insurance Trust	1,317,845,544	1,250,000
Duff & Phelps Utility and Corporate Bond Trust, Inc.	521,134,292	900,000
DNP Select Income Fund, Inc.	3,071,601,995	2,100,000
DTF Tax Free Income, Inc.	213,344,323	600,000
Duff & Phelps Global Utility Income Fund, Inc.	1,022,401,990	1,250,000
Virtus Total Return Fund	158,537,412	600,000
Virtus Global Multi-Sector Income Fund	317,211,275	750,000
The Zweig Fund, Inc.	316,343,792	750,000
The Zweig Total Return Fund, Inc.	507,968,735	900,000

TOTAL	32,212,643,489	21,400,000

*	Maximum Required Bond is $2.5 Million